UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Salarius Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $0.0001 par value
(Title of Class of Securities)

79400X305
(CUSIP Number)

Elvin Lee 31 Bilton St. Teaneck, NJ 07666
(818) 455 5759
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

23 October 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79400X305	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elvin Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		204,270

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
204,270

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
204,270

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.09%

14	TYPE OF REPORTING PERSON* (see instructions)

IN

CUSIP No. 79400X305	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Security

Common Stock, par value $0.0001 per share

CUSIP Number

79400X305

Name of Issuer

Salarius Pharmaceuticals, Inc.

Address of Issuer’s Principal Executive Offices

2450 Holcombe Blvd., Suite X

Houston, TX 77021

Item 2. Identity and Background.

(a)	Name of Person Filing Elvin Sanghwan Lee, Individual Investor

(b)	Address 31 Bilton St Teaneck, NJ 07666

(c)	Citizenship United States of America

(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share
(e)	CUSIP Number 79400X305

Item 3. Source and Amount of Funds or Other Consideration.

Personal Funds and the aggregate owner of 204,270 Shares. Of such Shares, 204,270 Shares were purchased by the Reporting Person collectively for an aggregate price of $153,404.97.
Item 4. Purpose of Transaction.

(a)	The Reporting Person acquired his positions in the shares in the belief that the Shares were undervalued. The Reporting Person intends to have discussion with representatives of the Issuer’s management and board of directors relating to improving operational performance and pursuing strategic alternatives, as well as the possibility of management and board representation.

(b)	The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 79400X305	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person may be deemed to beneficially own, in the aggregate, 204,270 Shares, representing approximately 6.09% of the Issuer's outstanding Shares (based upon the 3,352,069 Shares stated to be outstanding as of 30 June 2023 by the Issuer in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on 30 Aug 2023).

(b)

Acquired	Quantity	Average Cost Basis	Cost Basis Total
10/26/2023	235	$0.74	$173.90
10/26/2023	1,999	$0.74	$1,479.26
10/26/2023	20	$0.74	$14.80
10/26/2023	1	$0.72	$0.72
10/26/2023	5000	$0.78	$3,879.50
10/26/2023	2500	$0.78	$1,952.75
10/26/2023	1000	$0.75	$745.60
10/25/2023	5300	$0.76	$4,032.24
10/25/2023	1088	$0.75	$815.13
10/25/2023	1400	$0.78	$1,096.90
10/23/2023	9,600	$0.75	$7,198.08
10/23/2023	400	$0.75	$299.60
10/23/2023	5,218	$0.74	$3,861.32
10/23/2023	382	$0.75	$285.47
10/23/2023	4,400	$0.72	$3,168.00
10/20/2023	28,353	$0.78	$21,973.59
10/20/2023	1,647	$0.76	$1,251.72
10/20/2023	3,564	$0.77	$2,749.27
10/20/2023	5,000	$0.79	$3,955.00
10/20/2023	5,000	$0.79	$3,960.00
10/20/2023	900	$0.79	$706.95
10/20/2023	9100	$0.79	$7,148.05
10/20/2023	436	$0.80	$347.23
10/19/2023	1,463	$0.78	$1,141.14
10/19/2023	2,702	$0.78	$2,094.05
10/19/2023	29,564	$0.76	$22,468.64
10/19/2023	531	$0.75	$398.25
10/19/2023	2,050	$0.75	$1,537.50
10/19/2023	10,000	$0.78	$7,799.00
10/19/2023	100	$0.77	$76.50
10/19/2023	436	$0.75	$327.00
10/18/2023	1,223	$0.74	$905.02
10/18/2023	18,788	$0.73	$13,809.20
10/17/2023	11	$0.74	$8.09
10/17/2023	6,252	$0.73	$4,595.23
10/17/2023	3,731	$0.73	$2,723.63
10/17/2023	3,139	$0.73	$2,290.84
10/17/2023	1,218	$0.72	$883.05
10/17/2023	7,400	$0.72	$5,328.00
10/17/2023	2,950	$0.72	$2,123.71
10/17/2023	500	$0.72	$359.50
10/17/2023	9,194	$0.69	$6,389.84
10/17/2023	100	$0.73	$73.00
10/16/2023	3,424	$0.68	$2,328.32
10/16/2023	431	$0.70	$299.55
10/11/2023	475	$0.68	$323.00
10/10/2023	2,022	$0.68	$1,374.96
10/10/2023	1,300	$0.68	$882.70
10/10/2023	1,000	$0.68	$684.20
10/5/2023	1,723	$0.63	$1,085.49

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Not applicable

Item 7. Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 79400X305	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Elvin Sanghwan Lee
(Name)

Self
(Title)

27 October 2023
(Date)